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                               September 16, 2020

       Ray Young
       Chief Financial Officer
       Archer-Daniels-Midland Co
       77 West Wacker Drive, Suite 4600
       Chicago, IL 60601

                                                        Re:
Archer-Daniels-Midland Co
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed on February
18, 2020
                                                            Form 10-Q for the
quarter ended March 31, 2020
                                                            Filed on May 1,
2020
                                                            File No. 1-00044

       Dear Mr. Young:

               We have reviewed your September 8, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 25, 2020 letter.

       Response Letter Dated September 8,2020

       Form 10-Q for the quarter ended March 31, 2020
       Notes to the Consolidated Financial Statements
       Note 17. Subsequent Event, page 31

   1. We note your response to prior comment 3 in your letter dated September 8, 2020 including your
statement that to the extent you record future material impairment charges related to currently
idled assets you will enhance your disclosures in future filings. Based on the carrying value
of the currently idled assets as noted in your response, it continues to appear to us that to
the extent these assets remain idle you should revise future filings to disclose their carrying
value; whether and how you assessed them for impairment; and, if
 Ray Young
Archer-Daniels-Midland Co
September 16, 2020
Page 2
         applicable, any impact on depreciation expense as a result of them being idle.
        You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at
(202) 551-
3709 if you have questions.



FirstName LastNameRay Young                                   Sincerely,
Comapany NameArcher-Daniels-Midland Co
                                                              Division of
Corporation Finance
September 16, 2020 Page 2                                     Office of
Manufacturing
FirstName LastName